UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NOTICE TO STOCK EXCHANGES

Infosys Limited (“Infosys” or the “Company”), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On August 19, 2017, the Company notified the stock exchanges on which its securities trade that the Board of Directors of the Company at its meeting held on August 19, 2017 (i) approved the proposal for the buyback of equity shares of the Company, (ii) recommended that approval of the shareholders of the Company be sought for the resolution appointing D. Sundaram as a director of the Company, and (iii) approved the postal ballot notice which entails resolutions related to the foregoing matters to be passed by the shareholders of the Company (the “Notice”). The Notice is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

/s/ Inderpreet Sawhney
Date: August 21, 2017	Inderpreet Sawhney
General Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Notice to Stock Exchanges